SEC 18006539

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Securities and Exchange
JUN 06 2018
RECEIVED

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

May Capital Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 1614
(No. and Street)

New York (City) New York (State) 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence E. May, Managing Member (212) 489-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20 (Address) Bethlehem (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lawrence E. May, Managing Member and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of May Capital Group, LLC (Company), as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

Signature

PRESIDENT

Title

Notary Public

CLIFFORD SCHWARTZ
Notary Public, State of New York
No. 31-4646480
Qualified in New York County
Commission Expires 2/28/22

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(i).
(x)	(p)	Management's assertion letter regarding (k)(2)(i).

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of May Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of May Capital Group, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and Schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of May Capital Group, LLC's management. Our responsibility is to express an opinion on May Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to May Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of May Capital Group, LLC's financial statements. The supplemental information is the responsibility of May Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as May Capital Group, LLC's auditor since 2017.

Bethlehem, Pennsylvania

February 28, 2018

MAY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 34,763
Accounts receivable	9,040
Prepaid expenses	3,661
Total Assets	$ 47,464

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 3,100
Total Liabilities	3,100
Members' equity	44,364
Total Liabilities and Members' Equity	$ 47,464

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commissions	$ 82,929
Interest and dividends	128
Total Revenues	83,057
Expenses:	
Commissions	11,917
Rent	6,000
Professional fees	4,601
Travel and entertainment	4,607
Office	5,732
Regulatory fees	5,227
Telephone	840
Total Expenses	38,924
Net income	$ 44,133

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Total Member's Equity
Balance, January 1, 2017	$ 48,173
Prior year adjustment	2,058
Member's distributions	(50,000)
Net income	44,133
Balance, December 31, 2017	$ 44,364

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities:	
Net income	$ 44,133
Adjustment to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(980)
Prepaid expenses	(602)
Accrued expenses	1,600
Net Cash Provided by Operating Activities	44,151
Cash Flows (Used) by Investing Activities	-
Cash Flows (Used) by Financing Activities:	
Member's distributions	(50,000)
Net Cash (Used) by Financing Activities	(50,000)
Net Decrease In Cash	(5,849)
Cash and cash equivalents at beginning of the year	49,414
Prior period adjustment	(8,802)
Cash and cash equivalents at end of the year	$ 34,763

The accompanying notes are an integral part of these financial statements.

1. *ORGANIZATION AND NATURE OF BUSINESS*

May Capital Group LLC (the "Company"), was formed as a limited liability company on August 15, 1994 in the State of New Jersey.

The company is a fully disclosed broker dealer and sells mutual funds, variable life insurance and annuities and is approved for direct participation agreements as outlined in their FINRA membership agreement. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost. Depreciation had been computed using accelerated methods of depreciation. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the member. The Company is responsible for a NYC unincorporated business tax on income, which is calculated at the statutory rate.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Schedule I

MAY CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL:	
Total member's equity	$ 44,364
Deductions and/or charges:	
Accounts receivable	(9,040)
Prepaid expenses	(3,661)
Net capital before haircuts on securities positions	31,663
Haircuts on securities positions	(695)
Undue concentration	-
Net Capital	$ 30,968
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 3,100
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 207
Minimum net capital required	$ 5,000
Excess net capital	$ 25,968
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 24,968
Percentage of aggregate indebtedness to net capital is	10%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$ 36,276
Audit adjustments	(5,417)
Haircut on security positions	109
Net capital as reported above	$ 30,968

See Independent Auditors' Report.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of May Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) May Capital Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which May Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) May Capital Group, LLC stated that May Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. May Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about May Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

May Capital Group, LLC

Assertions Regarding Exemption Provisions

I, as a member of management of May Capital Group, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

May Capital Group, LLC

By: ______________________________

Lawrence E. May, Managing Member

February 28, 2018

3. ***NET CAPITAL REQUIREMENTS***

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $30,968, which was $25,968 in excess of the amount required.

4. ***PRIOR PERIOD ADJUSTMENT***

Prior period adjustments were made to properly reflect accounts receivable and prepaid expenses as of December 31, 2016. As a result, accounts receivable and prepaid expenses, cash and cash equivalents and members' equity were restated as follows:

	Amount as originaly reported	Restated
Cash and cash equivalents	$ 49,414	$40,612
Accounts receivable	259	8,060
Prepaid expenses	-	3,059
Members' equity	48,173	50,231

5. ***SUBSEQUENT EVENTS***

The Company has evaluated subsequent events through February 28, 2018, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

May Capital Group, LLC
(SEC I.D. No. 8-47616)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2017
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS